January 2, 2018

Securities and Exchange Commission

Division of Corporate Finance

Office of Chief Accountant

100 F Street, NE

Washington, DC 20549

Attn: Justin Dobbie, Julie Griffith, Aamira Chaudhry and Claire Erlanger

Re:	Imperial Garden & Resort, Inc.

Registration Statement on Form F-1/A

Submitted on December 15, 2017

File No. 333-216694

Request for Waiver of Audited Financial Reporting due to Undue Hardship

Dear Mr. Dobbie, Ms. Griffith, Ms. Chaudhry and Ms. Erlanger:

Imperial Garden & Resort, Inc. (the “Company,” “we,” “us” or “our”), a British Virgin Islands (“BVI”) business company, seeks to conduct an initial public offering of its ordinary shares in the United States.

The Company is a Development Stage Company that has been operating in Taiwan, Republic of China since 1988. The Company provides golf-centered recreational activities and has developed a comprehensive business plan to construct and operate a large scale, full-service resort on the land where the golf course is currently located.

We have filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form F-1 (the “Registration Statement”) dated October 28, 2016, as well as a number of amendments thereto on Form F-1/A (the “Registration Statement Amendments”). The latest Registration Statement Amendment filed on December 15, 2017 includes the Company’s audited financial statements for the years ended December 31, 2016 and 2015 and the interim unaudited financial statements for the six months ended June 30, 2017 and 2016. During the week of December 18, 2017, the Company was informed by the Commission Staff verbally that the Staff had no more comments and the Company may request acceleration. Pursuant to the Commission’s indication, we, together with Network 1 Financial Securities, Inc., the Company’s selling agent (the “Selling Agent”), filed an acceleration request on December 27, 2017. However, on December 29, 2017, the Commission issued a new comment with respect to the accounting treatment of certain share transfers made by the Company’s Chairman of the Board (the “New Comment”). Despite the limited time we had in providing a response to the New Comment, and the 13-hour time difference between the United States and Taiwan, where our management is located, the Company responded to the New Comment within a couple of hours with the assistance of its counsel and independent registered certified accounting firm (the “Auditor”). On the afternoon of December 29, 2017, the Commission telephoned our counsel explaining that the Commission has certain additional factual questions following our response to the New Comment and it would not be able to declare our Registration Statement effective on that day.

As the Staff is aware, before the Registration Statement can be declared effective, the Company must include the audited financial statements for the fiscal year ended December 31, 2017. However, such requirement may be waived pursuant to Section 6220.3 of the SEC Financial Reporting Manual. As such, the Company is able to show that the following conditions are met: (i) the registrant is not required to comply with a similar 12-month audit rule in any other jurisdiction; and (ii) it is impracticable or involves undue hardship.

In compliance with the first condition above, the Company confirmed with its BVI counsel that it is not required to file audited financial statements with any governmental entities in the BVI. In addition, the Company’s counsel in Taiwan advised that in accordance with the corporate laws of Taiwan, a Taiwanese Company needs to submit audited financial statements for a fiscal year on or before June 30 of the following fiscal year in situations where the Company applies to go public in that jurisdiction.

Regarding condition (ii), we respectfully state that it would be impracticable and unduly burdensome for the Company to await the completion of the audit of its financial statements for the fiscal year ended December 31, 2017 before its Registration Statement is declared effective and that to do so would cause the Company undue hardship. We ask the Commission to consider the following:

1.	The Company has engaged the Auditor to conduct the audit of the Company’s financial statements for the year ended December 31, 2017. However, the Company has been advised that such audit would take several months to complete. Based on the conversations between the Company and the Auditor, it is currently estimated that such audit would be completed on or about the end of March, 2018. Since our last fiscal year ends on December 31, 2017, we and our Auditor would face an intense schedule to prepare the internal financial statements and audited financial statements of our last fiscal year of 2017. The requirement to complete the audit of the Company’s financial statements for the fiscal year 2017 would substantially delay the submission of a subsequent amendment to the Company’s Registration Statement that addresses the Commission’s New Comment, which would otherwise be fully and we believe, satisfactorily responded to within a very short period of time.

2.	At the present time, the Company’s Selling Agent has contacted potential Selling Group members and has included our offering on its current calendar. The Selling Agent and the Company already submitted acceleration requests to the Commission based on the Staff’s prior indication that there were no further comments to our Registration Statement. However, we received this unexpected New Comment after the acceleration request was submitted. The preparation of the audited financial statements for 2017, if the Commission does not waive such requirement, would prolong the entire Registration Statement process for an unknown period of time and delay the period within which the Selling Agent can formally solicit investments and we will loose our space on the Selling Agent’s offering calendar. We commenced the preparation of this public offering in 2015 and have devoted not only a tremendous amount of time, but also significant financial and human resources into the offering. In reliance on the Commission’s prior indication that it has no further comments, the Selling Agent and the Company made extensive preparations to complete our offering. To await the completion of the audit of the Company’s 2017 financial statement before a new amendment can be filed in order to address the Commission’s last remaining comment would inevitably cost the Company a significant amount of resources in terms of time and capital. However, if the Company is permitted to file a new amendment to its Registration Statement in order to respond to the New Comment without having to await the audit of its financial statement for the year ended December 31, 2017, we are confident that we will be able to sufficiently address such New Comment within a very short period of time, with minimal expenses. Furthermore, if the Company and the Selling Agent are required to wait for a prolonged period of time to have the 2017 audited financial statements prepared, it will likely result in potential investors losing interest in our offering which would be detrimental to the Company given the amount of time and resources it has devoted to this offering. As such, we deem that a waiver of the 12-month rule is merited in this instance, as it would cause the Company undue hardship and great expenses to comply with such rule under the circumstances.

In the event that the Commission agrees to grant the waiver requested hereby in accordance with Section 6220.3 of the SEC Financial Reporting Manual, we intend to file with the Commission our next amendment, exclusive of the audited financial statements of 2017, in order to address the New Comment on or before January 8, 2018.

Thank you very much for your consideration of this request. Should you require further information, please contact our counsel Jay Kaplowitz, Esq., Cheryll Calaguio, Esq. and Huan Lou, Esq. of Sichenzia Ross Ference Kesner LLP at (212) 930-9700.

Very truly yours,
Imperial Garden & Resort, Inc.

By: /s/ Fun-Ming Lo
Fun-Ming Lo
Chief Executive Officer